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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. )*

WCA Waste Corporation

(Name of Issuer)

Common Stock, $0.01 Par Value

(Title of Class of Securities)

92926K 10 3

(CUSIP Number)

G. Larry Wallace, 2828 Routh Street, Suite 500, Dallas, Texas 75201

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 9, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 92926K 10 3			13D/A	Page 2 of 6 Pages

1.	Name of Reporting Person: WCA Partners, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: WCA Partners, L.P.: -0-

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): WCA Partners, L.P.: 0%

14.	Type of Reporting Person (See Instructions): WCA Partners, L.P.: [PN]

CUSIP No. 92926K 10 3			13D/A	Page 3 of 6 Pages

1.	Name of Reporting Person: EFO GenPar, Inc.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: 343,631

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: 343,631

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: EFO GenPar, Inc.: 2.24%

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): EFO GenPar, Inc.: 2.24%

14.	Type of Reporting Person (See Instructions): EFO GenPar, Inc.: [CO]

CUSIP No. 92926K 10 3	13D/A	Page 4 of 6 Pages

Item 1.    Security and Issuer.

This Schedule 13D/A relates to the common stock, $0.01 par value (the “Common Stock”), of WCA Waste Corporation, a Delaware corporation (the “Company”). The principal executive offices of the Company are located at One Riverway, Suite 1400, Houston, Texas 77056.

Item 2.    Identity and Background.

This Schedule 13D/A is being filed jointly by the following persons: (i) WCA Partners, L.P. and (ii) EFO GenPar, Inc., its ultimate general partner (collectively, the “Reporting Persons”).

WCA Partners, L.P.

     (a)       WCA Partners, L.P., a Texas limited partnership which is engaged in the management of investments.
     (b)       2828 Routh Street, Suite 500, Dallas, Texas 75201
     (c)       N/A
     (d)       No
     (e)       No
     (f)       N/A

EFO GenPar, Inc.

     (a)       EFO GenPar, Inc., a Texas corporation, which manages various limited partnerships as general partner.
     (b)       2828 Routh Street, Suite 500, Dallas, Texas 75201
     (c)       N/A
     (d)       No
     (e)       No
     (f)       N/A

The filing of this Schedule 13D/A shall not be construed as an admission that any Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, or for any other purpose, the beneficial owner of any shares of Common Stock other than those shares of Common Stock over which the Reporting Person has sole voting and dispositive power, as reported herein. Further, each Reporting Person expressly disclaims the existence of a group. The Reporting Persons have no agreement or understanding among themselves with respect to the voting of or acquisition of any shares of the Company’s Common Stock.

Item 3.    Source and Amount of Funds or Other Consideration.

Effective May 9, 2005, WCA Partners, L.P., (“WCA Partners”) distributed all shares of Common Stock held by it to its partners, pro rata in accordance with its partners’ respective partnership interests in WCA Partners (the “Distribution”). EFO GenPar, Inc. is the ultimate general partner of WCA Partners. As a result of the Distribution, WCA Partners no longer has investment and/or voting control over any of the shares of Common Stock distributed by it, and EFO GenPar no longer has investment and/or voting control over the most of the shares of Common Stock distributed by WCA Partners. No funds were used to acquire the Common Stock distributed to the partners.

Item 4.    Purpose of Transaction.

The purpose of the transaction was to cause each partner of WCA Partners, to acquire direct ownership of such partner’s pro-rata share of Common Stock owned by WCA Partners immediately prior to the Distribution. As of the date of this Schedule 13D/A, no Reporting Person has any plans or proposals with respect to the Company which relate to or would result in any of the events described in Item 4(a) through 4(j).

Item 5.    Interest in Securities of the Issuer.

CUSIP No. 92926K 10 3	13D/A	Page 5 of 6 Pages

     (a)       and (b)      See items (7) through (11) and (13) of the cover pages. The percentage of outstanding shares of the Company’s Common Stock listed on Item 13 of the cover pages with respect to the Reporting Persons, is based upon 15,363,936 shares of Common Stock outstanding as reported in the Company’s most recent Form 10-K filed with the SEC on March 24, 2005.
     (c)       See Item 3 above.
     (d)       N/A
     (e)       May 9, 2005

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7.    Material to be Filed as Exhibits.

99.1    Joint Filing Agreement

CUSIP No. 92926K 10 3	13D/A	Page 6 of 6 Pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 9, 2005

(Date)

WCA Partners, L.P.

By: Opportunity Capital GenPar, L.P. Its: General Partner

By: EFO GenPar, Inc. Its: General Partner

By: /s/ G. Larry Wallace

Name: G. Larry Wallace Its: President

EFO GenPar, Inc.

By: /s/ G. Larry Wallace

Name: G. Larry Wallace Its: President